Exhibit 4.7

THIS CONVERTIBLE PROMISSORY NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. NO SALE OR DISPOSITION MAY BE MADE EXCEPT IN COMPLIANCE WITH RULE 144 UNDER SAID ACT OR AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL FOR THE HOLDER SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE ACT OR RECEIPT OF A NO-ACTION LETTER FROM THE SECURITIES AND EXCHANGE COMMISSION.

CONVERTIBLE PROMISSORY NOTE

$______________	August __, 2014

For value received AXION INTERNATIONAL HOLDINGS, INC., a Colorado corporation (“Company”), promises to pay to Samuel G. Rose, or its assigns (“Holder”) the principal sum of $___________ with interest accruing on the outstanding principal amount advanced hereunder from time to time at the rate of 12% per annum. Interest shall commence upon the advance of any principal hereunder and shall continue to accrue on the outstanding principal until this Note is paid in full or converted. Interest shall be computed on the basis of a year of 360 days consisting of twelve 30 day months.

1.          Payments. All payments of interest and principal shall be in lawful money of the United States of America and shall be made pro rata among all Holders. Interest shall be paid monthly within five days after the end of each calendar month starting with the month ended on September 30, 2014. Company may prepay this Note prior to the Maturity Date with the consent of the Holder. The outstanding principal amount of this Note, together with all accrued and unpaid interest shall be immediately due and payable on June 30, 2015 (the “Maturity Date”).

2.          Conversion. The principal due under this Note shall be convertible within sixty days of Holder’s notice to Company that Holder desires to convert this Note into shares of the Company’s no par value Common Stock. The amount of shares issued upon such conversion shall be equal to the quotient of the principal being converted and the Conversion Price. Any accrued and unpaid interest on this Note shall be paid in cash upon any conversion. The Conversion Price shall mean 85% of the weighted average volume of the Weighted Average Price per share of Common Stock for the 10 consecutive Trading Days preceding the day upon which the conversion notice was obtained from Holder. For purposes hereof, the following terms shall have the definitions ascribed thereto:

(a)          “Principal Market” means the OTC Bulletin Board then the principal securities exchange or market upon which the Company’s shares of Common Stock are traded.

(b)           “Trading Day” means any day on which the Company’s shares of no par value common stock (“Common Stock”) are traded on the Principal Market, provided that “Trading Day” shall not include any day on which the Common Stock is scheduled to trade on such exchange or market for less than 4.5 hours or any day that the Common Stock is suspended from trading during the final hour of trading on such exchange or market (or if such exchange or market does not designate in advance the closing time of trading on such exchange or market, then during the hour ending at 4:00:00 p.m., Delaware time).

(c)          “Weighted Average Price” means, for any security as of any date, the dollar volume-weighted average price for such security on the Principal Market during the period beginning at 9:30:01 a.m., Delaware time (or such other time as the Principal Market publicly announces is the official open of trading) exercising the right of conversion and ending at 4:00:00 p.m., Delaware time (or such other time as the Principal Market publicly announces is the official close of trading) as reported by Bloomberg through its “Volume at Price” functions, or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30:01 a.m., Delaware time (or such other time as such market publicly announces is the official open of trading), and ending at 4:00:00 p.m., Delaware time (or such other time as such market publicly announces is the official close of trading) as reported by Bloomberg, or, if no dollar volume-weighted average price is reported for such security by Bloomberg for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported in the “pink sheets” by Pink Sheets LLC (formerly the National Quotation Bureau, Inc.). If the Weighted Average Price cannot be calculated for a security on a particular date on any of the foregoing bases, the Weighted Average Price of such security on such date shall be the fair market value as determined by the Board of Directors of the Company in good faith. Other than with respect to the definition of the term “Listing Event,” all such determinations to be appropriately adjusted for any stock dividend, stock split, stock combination, reclassification or similar transaction during the applicable calculation period.

3.          Events of Default. If there shall be any Event of Default hereunder, at the option of the Holder, all principal and accrued and unpaid interest shall become due and payable. The occurrence of any one or more of the following shall constitute an Event of Default:

(a)          Company fails to pay timely any of the principal amount or accrued interest due under this Note on the date the same becomes due and payable;

(b)          Company files any petition or action for relief under any bankruptcy, reorganization, insolvency or moratorium law or any other law for the relief of, or relating to, debtors, now or hereafter in effect, or makes any assignment for the benefit of creditors or takes any corporate action in furtherance of any of the foregoing; or

(c)          An involuntary petition is filed against Company (unless such petition is dismissed or discharged within thirty (30) days under any bankruptcy statute now or hereafter in effect, or a custodian, receiver, trustee, assignee for the benefit of creditors (or other similar official) is appointed to take possession, custody or control of any property of Company.

4.          Waiver. Company hereby waives demand, notice, presentment, protest and notice of dishonor.

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5.          Transfer. This Note may be transferred only upon written consent of the Holder and upon its surrender to the Company for registration of transfer, duly endorsed, or accompanied by a duly executed written instrument of transfer in form satisfactory to the Company. Thereupon, this Note shall be reissued to, and registered in the name of, the transferee, or a new Note for like principal amount and interest shall be issued to, and registered in the name of, the transferee.

6.           Costs of Collection. The Company agrees to pay all costs of collection in connection with this Note, including reasonable attorney’s fees.

AXION INTERNATIONAL HOLDINGS, INC.

By:
Name:
Title:

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